Confidential Treatment Requested by Deutsche Telekom AG for

Certain Information Contained Herein (Document No. 2007-101)

Via EDGAR and Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549-3561

Attention:	Mr. Larry Spirgel
Assistant Director

October 2, 2007

RE:	Deutsche Telekom AG
Form 20-F for the fiscal year ended December 31, 2006
File number: 1-14540
Filed March 1, 2007

Dear Mr. Spirgel:

Pursuant to the request of the SEC Staff during our conference call on Thursday, August 30, 2007, we hereby submit certain supplemental information relating to our July 31, 2007 letter responding to the Staff’s letter of comment dated June 21, 2007.

The Staff requested that we provide certain data relating to the proportion of activations by our independent dealers that are accompanied by the sale of a handset originally purchased by those dealers from T-Mobile.

Although we do not have direct visibility into whether the activation by a dealer is accompanied by the sale of a handset, we do track the number of activations by our independent dealers and the number of handsets sold to those dealers. The estimated ratios of handsets sold by T-Mobile to dealers to the number of total activations by those dealers for the year ended December 31, 2006 are shown in the following table.

	Germany	U.K.	U.S.
Estimated ratio of handsets sold to dealer activations	[*]%	[*]%	[*]%

Although this ratio can vary significantly by individual month depending on the timing of the dealers’ purchases, we are able to infer from this analysis that T-Mobile supplied handsets to support [*]% to [*]% of our dealer activations in our three largest markets in 2006.

We can also infer that the remaining activations were either made without an accompanying handset sale or with the sale of a handset not purchased directly from T-Mobile. The fact that the customer activations through dealers significantly exceed the number of handsets sold provides evidence that we commonly pay commissions to our dealers without any accompanying handset sale. We believe this demonstrates that our commissions are not linked to our sales of handsets. In addition, we believe the payment of a commission for a dealer’s activation of a customer without the accompanying sale of a handset originally purchased from T-Mobile demonstrates that we can reasonably estimate the fair value of the service provided by the dealers. As a result, we believe that the characterization of commissions as expenses rather than reductions of revenue is appropriate.

In the U.S., our indirect channel includes national retail chains and other indirect dealers. We have excluded all national retail channel activity (e.g., Target, Wal-Mart, etc.) from this analysis because that business model differs from the rest of the indirect dealer population. The national retail channel is largely comprised of sales of prepaid kits. We generally do not pay activation commissions on prepaid kits in this channel; instead the handsets contained in our prepaid kits are sold at a discount by T-Mobile U.S. and this discount is treated as a reduction of revenue.

*	Bracketed portions denote omitted information pursuant to a confidential treatment request.

Confidential Treatment Requested by Deutsche Telekom AG for

Certain Information Contained Herein (Document No. 2007-101)

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

October 2, 2007

On behalf of the Company, the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the Staff’s request. Any additional comments or requests for information should be directed to the undersigned by telephone at +49 228 181 87000 or by fax at +49 228 181 87009.

Respectfully submitted,

/s/ Guido Kerkhoff
Guido Kerkhoff
Senior Executive Vice President
Group Accounting and Controlling

CC:	Ivette Leon (SEC - via courier)
Joseph M. Kempf (SEC - via courier)
Carlos Pacho (SEC – via courier)
René Obermann
Chief Executive Officer and Chairman of the Management Board
Deutsche Telekom AG

Dr. Karl-Gerhard Eick
Chief Financial Officer
Deutsche Telekom AG

John Palenberg, Esq.
Cleary, Gottlieb, Steen & Hamilton

Holger Forst
Ernst & Young AG Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft

Andreas Menke
Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft